As confidentially submitted to the Securities and Exchange Commission on July 10, 2020 as Amendment No. 4

to the draft registration statement submitted on May 6, 2020. This Amendment No. 4 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Freeline Therapeutics Holdings Limited1

(Exact name of Registrant as specified in its charter)

England and Wales	2836	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

+44 (0)1438 906870

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Freeline Therapeutics Inc.

c/o Corporation Service Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19808

(302) 636-5401

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard D. Truesdell, Jr., Esq. Marcel R. Fausten, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Mitchell S. Bloom, Esq. Edwin M. O’Connor, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

1

We intend to alter the legal status of our company under English law from a private limited company by re-registering as a public limited company and changing our name from Freeline Therapeutics Holdings Limited to Freeline Therapeutics Holdings plc prior to the completion of this offering. See the section titled “Corporate Reorganization” in the prospectus which forms a part of this registration statement. The term Freeline Therapeutics Holdings plc in the prospectus which forms a part of this registration statement refers to Freeline Therapeutics Holdings Limited.

Explanatory Note

The sole purpose of this Amendment No. 4 to the Draft Registration Statement on Form F-1 of Freeline Therapeutics Holdings Limited (the “Company”) is to file exhibit 10.12 and to re-file exhibits 10.8 and 10.11, which were originally filed with the Securities and Exchange Commission on June 29, 2020. Accordingly, this Amendment No. 4 consists only of the facing page, this explanatory note, Part II, including the signature page and the exhibit index, and the exhibits filed herewith. This Amendment No. 4 does not contain a copy of the prospectus that was included in Amendment No. 3 to the Company’s Draft Registration Statement on Form F-1 confidentially submitted to the U.S. Securities and Exchange Commission on July 6, 2020, and is not intended to amend or delete any part of the prospectus.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Subject to the Companies Act 2006, members of the registrant’s board of directors and its officers (excluding auditors) have the benefit of the following indemnification provisions in the registrant’s articles of association:

Current and former members of the registrant’s board of directors or officers shall be reimbursed for:

(i)

all costs, charges, losses, expenses and liabilities sustained or incurred in relation to his or her actual or purported execution of his or her duties in relation to the registrant, including any liability incurred in defending any criminal or civil proceedings; and

(ii)

expenses incurred or to be incurred in defending any criminal or civil proceedings, in an investigation by a regulatory authority or against a proposed action to be taken by a regulatory authority, or in connection with any application for relief under the statutes of the United Kingdom and any other statutes that concern and affect the registrant as a company, or collectively the Statutes, arising in relation to the registrant or an associated company, by virtue of the actual or purposed execution of the duties of his or her office or the exercise of his or her powers.

In the case of current or former members of the registrant’s board of directors, there shall be no entitlement to reimbursement as referred to above for (i) any liability incurred to the registrant or any associated company, (ii) the payment of a fine imposed in any criminal proceeding or a penalty imposed by a regulatory authority for non-compliance with any requirement of a regulatory nature, (iii) the defense of any criminal proceeding if the member of the registrant’s board of directors is convicted, (iv) the defense of any civil proceeding brought by the registrant or an associated company in which judgment is given against the director, and (v) any application for relief under the Statutes in which the court refuses to grant relief to the director.

In addition, members of the registrant’s board of directors and its officers who have received payment from the registrant under these indemnification provisions must repay the amount they received in accordance with the Statutes or in any other circumstances that the registrant may prescribe or where the registrant has reserved the right to require repayment.

The underwriting agreement the registrant will enter into in connection with the offering of ordinary shares being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.

Item 7.	Recent Sales of Unregistered Securities

Issuances of Share Capital

The following list sets forth information regarding all unregistered securities sold by us or Freeline Therapeutics Limited since April 1, 2017, through the date of the prospectus that forms a part of this registration statement. In April 2020, Freeline Therapeutics Holdings Limited was incorporated in England and Wales with nominal assets and liabilities for the purpose of consummating a corporate reorganization by which it acquired the outstanding share capital of Freeline Therapeutics Limited. Following the share exchange by which the outstanding shares of Freeline Therapeutics Limited will be exchanged for the same number and class of newly issued ordinary shares of Freeline Therapeutics Holdings Limited, our ordinary shares will be redenominated as ordinary shares with a nominal value of £             per share. All share and per share information presented in this “Issuances of Share Capital” section do not reflect the     -to-    conversion that will occur as part of our corporate reorganization.

Set forth below is information regarding all securities issued by Freeline Therapeutics Limited without registration under the Securities Act since April 1, 2017.

On July 25, 2017, Freeline Therapeutics Limited issued 13,000,000 series A preferred shares to Syncona Portfolio Limited for aggregate consideration of £13,000,000.

On August 8, 2017, Freeline Therapeutics Limited issued 520,000 series A preferred shares to UTF General Partner LLP for aggregate consideration of £520,000.

On August 22, 2017, Freeline Therapeutics Limited issued 11,000,000 series A preferred shares to Syncona Portfolio Limited for aggregate consideration of £11,000,000.

On May 9, 2018, Freeline Therapeutics Limited issued 100,000 series A preferred shares to UTF General Partner LLP for aggregate consideration of £100,000.

On May 10, 2018, Freeline Therapeutics Limited issued 2,500,000 series A preferred shares to Syncona Portfolio Limited for aggregate consideration of £2,500,000.

On June 18, 2018, Freeline Therapeutics Limited issued:

•	20,000,000 series B preferred shares to Syncona Portfolio Limited for aggregate consideration of £30,000,000.

•	800,034 series B preferred shares to UTF General Partner LLP for aggregate consideration of £1,200,051.

On March 4, 2019, Freeline Therapeutics Limited issued:

•	20,000,000 series B preferred shares to Syncona Portfolio Limited for aggregate consideration of £30,000,000.

•	800,033 series B preferred shares to UTF General Partner LLP for aggregate consideration of £1,200,050.

On June 21, 2019, Freeline Therapeutics Limited issued:

•	16,666,667 series B preferred shares to Syncona Portfolio Limited for aggregate consideration of £25,000,000.

•	666,599 series B preferred shares to UTF General Partner LLP for aggregate consideration of £999,899.

On December 19, 2019, Freeline Therapeutics Limited issued 12,307,692 series C preferred shares to Syncona Portfolio Limited for aggregate consideration of $39,999,999.

On March 12, 2020, Freeline Therapeutics Limited issued 721,120 A ordinary shares to Rentschler Biotechnologie Beteiligungs GmbH upon an exercise of 721,120 warrants at a strike price of £0.01 per share, resulting in aggregate proceeds of £7,211.20 to us.

On March 26, 2020, Freeline Therapeutics Limited issued;

•	230,249 series A preferred shares to Rentschler Biotechnologie Beteiligungs GmbH for aggregate consideration of £230,249.

•	448,631 series B preferred shares to Rentschler Biotechnologie Beteiligungs GmbH for aggregate consideration of £672,947.

On June 29, 2020, Freeline Therapeutics Holdings Limited issued:

•	7,300,151 series C preferred shares to Syncona Portfolio Limited for aggregate consideration of £73.

•	10,661,764 series C preferred shares to Novo Holdings A/S for aggregate consideration of $21,750,000.

•	7,720,588 series C preferred shares to Eventide Healthcare & Life Sciences Fund for aggregate consideration of $15,750,000.

•	7,352,941 series C preferred shares to Wellington Biomedical Innovation Master Investors (Cayman) I L.P. for aggregate consideration of $15,000,000.

•	5,960,486 series C preferred shares to Cowen Healthcare Investments III LP for aggregate consideration of $12,159,392.

•	166,964 series C preferred shares to CHI EF III LP for aggregate consideration of $340,608.

•	4,901,960 series C preferred shares to Acorn Bioventures, L.P. for aggregate consideration of $10,000,000.

•	2,450,980 series C preferred shares to Ample Plus Fund Limited Partnership for aggregate consideration of $5,000,000.

Share Grants

Since April 1, 2017 through the date of the prospectus that forms a part of this registration statement, we and Freeline Therapeutics Limited have granted shares to employees, directors, consultants and service providers covering an aggregate of 12,047,440 ordinary shares with a nominal value of £0.00001 per share.

We believe that each of such issuances was exempt from registration under the Securities Act in reliance on (i) Section 4(a)(2) of the Securities Act or Rule 506 promulgated thereunder as transactions by an issuer not involving a public offering, (ii) under Rule 701 promulgated under the Securities Act in that transactions were under compensatory benefit plans and contracts relating to compensation or (iii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or was our employee, director or consultant and received the securities under our equity incentive plans. None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 8.	Exhibits

(a)    The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement.*

3.1	Form of Articles of Association of Freeline Therapeutics Holdings plc.*

4.1	Form of Deposit Agreement.*

4.2	Form of American Depositary Receipt (included in Exhibit 4.1).*

5.1	Form of opinion of Davis Polk & Wardwell London LLP.*

10.1	License Agreement, dated as of May 22, 2015, by and between Freeline Therapeutics Limited and UCL Business plc.**#

10.2	Deed of Variation, dated as of January 24, 2017, to License Agreement, dated as of May 22, 2015, by and between Freeline Therapeutics Limited and UCL Business plc.**#

10.3	Second Deed of Amendment, dated as of May 24, 2018, to the License Agreement, dated as of May 22, 2015, by and between Freeline Therapeutics Limited and UCL Business plc.**#

10.4	Collaboration Agreement, dated as of April 10, 2018, by and between Freeline Therapeutics Limited and Cell Therapy Catapult Limited.**#

10.5	Third Deed of Amendment and Termination, dated as of December 18, 2019, by and between Freeline Therapeutics Limited and UCL Business Ltd.**#

10.6	Service Agreement, dated as of May 14, 2018, by and between Freeline Therapeutics Limited and Aldevron, LLC.**#

10.7	Biopharma Services Agreement, dated as of June 5, 2016, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group).**#

10.8	Services Agreement, dated as of October 11, 2016, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group).#

10.9	Amendment No. 2, dated as of September 7, 2018, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group), to Services Agreement, dated as of October 11, 2016.**#

10.10	Amendment No. 3, dated as of April 9, 2020, by and between Freeline Therapeutics Limited and Henogen SA (a subsidiary of the NOVASEP Group), to Services Agreement, dated as of October 11, 2016.**#

10.11	Development and Manufacturing Services Agreement, dated as of October 6, 2017, by and between Freeline Therapeutics Limited and Brammer Bio MA, LLC.#

10.12	Dedicated Manufacturing and Commercial Supply Agreement, dated as of June 30, 2020, by and between Freeline Therapeutics Limited and Brammer Bio MA, LLC. #

10.13	License Agreement, dated as of March 24, 2017, by and between Freeline Therapeutics Limited and St. Jude Children’s Research Hospital.**#

10.14	Amendment, dated as of February 28, 2020, to License Agreement, dated as of March 25, 2017, by and between Freeline Therapeutics Limited and St. Jude Children’s Research Hospital.**#

10.15	Freeline Therapeutic Holdings Limited 2020 Option Plan.*+

10.16	Form of Freeline Therapeutics Holdings plc 2020 Omnibus Incentive Plan.*+

10.17	Form of Deed of Indemnity between the registrant and each of its members of senior management and directors.*

10.18	Form of Registration Rights Agreement between the registrant and the shareholders listed therein.*

21.1	List of subsidiaries.*

23.1	Consent of Deloitte LLP.*

23.2	Consent of Davis Polk & Wardwell London LLP (included in Exhibit 5.1).*

24.1	Powers of attorney (included on signature page to the registration statement).*

*	To be filed by amendment.
**	Previously filed.
+	Indicates management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the registrant it disclosed.

(b)    Financial Statement Schedules

None.

Item 9.	Undertakings

(a)    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on             , 2020.

Freeline Therapeutics Holdings Limited

By:
	Name:	Theresa Heggie
	Title:	Chief Executive Officer

By:
	Name:	Brian Silver
	Title:	Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Theresa Heggie and Brian Silver and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                 , 2020 in the capacities indicated:

Name	Title

Theresa Heggie	Chief Executive Officer and Director (principal executive officer)

Brian Silver	Chief Financial Officer (principal financial officer and principal accounting officer)

Chris Hollowood, Ph.D.	Chairman of the Board of Directors

Amit Nathwani, M.D.	Director

Martin Andrews	Director

Jeffrey Chodakewitz, M.D.	Director

Julia P. Gregory	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Freeline Therapeutics Holdings Limited has signed this registration statement on                 , 2020.

FREELINE THERAPEUTICS, INC.

By:
	Name:	Brian Silver
	Title:	Chief Financial Officer